Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by Korean National Pension Service, the largest shareholder of the Company.

Based on the Company’s closed registry of shareholders dated June 30, 2015, Korean National Pension Service has decreased its shareholding from 7,203,493 shares (8.26%) to 6,806,445 shares (7.81%).